Exhibit 12.(a)(5)

Morgan Stanley China A Share Fund, Inc.
Announces Tender Offer
(For Immediate Release)

NEW YORK, December 7, 2023 – Morgan Stanley China A Share Fund, Inc. (NYSE: CAF) (the “Fund”) announced today that its Board of Directors has approved a tender offer to acquire in exchange for cash up to 20 percent of the Fund’s outstanding shares at a price equal to 98.5 percent of the Fund’s net asset value per share (“NAV”) (net of expenses related to the tender offer) as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the business day immediately following the day the offer expires (a “Tender Offer”). The Tender Offer will commence on January 22, 2024 and will terminate on February 20, 2024, unless extended. If the Fund’s shares are trading at a premium to NAV on January 22, 2024, no Tender Offer will be conducted. Additional terms and conditions of the Tender Offer will be set forth in its offering materials, which will be distributed to the Fund’s stockholders.

If more than 20 percent of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis, based on the number of tendered shares, at a price equal to 98.5 percent of the fund’s NAV (net of expenses related to the Tender Offer).

The Fund continues to maintain a share repurchase program (the “Program”) for purposes of enhancing stockholder value by providing the ability to repurchase shares at a discount to NAV. Since commencing share repurchases under the Program on June 23, 2023, the Fund has repurchased 0.38% of its outstanding shares. The Board of Directors regularly monitors the Program as part of its review and consideration of the Fund's premium/discount history. The Fund may only repurchase its outstanding shares at such time and in such amounts as it believes will further the accomplishment of the foregoing objectives of the Program, subject to review by the Board of Directors and the Fund’s ability to repatriate capital gains and income out of China. Upon commencement of the Tender Offer, the Fund expects to temporarily suspend any purchases of shares in the open market pursuant to the Program until at least 10 business days after the termination of the Tender Offer, as required by the Securities Exchange Act of 1934, as amended.

The Fund is a non-diversified, closed-end management investment company that seeks capital growth by investing, under normal circumstances, at least 80% of its assets in A-shares of Chinese companies listed on the Shanghai and Shenzhen Stock Exchanges. The Fund’s shares are listed on the NYSE under the symbol “CAF.”

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,300 investment professionals around the world and $1.4 trillion in assets under management or supervision as of September 30, 2023. MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals. For further information about Morgan Stanley, please visit www.morganstanley.com.

The Fund has not commenced the Tender Offer described in this release. The Tender Offer will only be made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to the tender offer statement on Schedule TO (collectively, the “Tender Offer Materials”), with all such documents made available on the SEC’s website at www.sec.gov. The Fund will also make available to shareholders without charge the offer to purchase, the letter of transmittal and other necessary documents related to the Tender Offer. Shareholders should read any Tender Offer Materials carefully and in their entirety when and if they become available, as well as any amendments or supplements thereto, as they would contain important information about the Tender Offer.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.